C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED

2008 DEC -2 A 4:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08006073

PROCESSED

DEC 03 2008

THOMSON REUTERS

SUPPL

Ref : BC/CPP/105/08

BY AIRMAIL

20th November, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

12/2

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the
SEC
dated 20th November, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Circular relating to Major and Connected Transaction – Increase of Guaranty provided by a wholly-owned subsidiary

Date : 20th November, 2008

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

MAJOR AND CONNECTED TRANSACTION – INCREASE OF GUARANTY PROVIDED BY A WHOLLY-OWNED SUBSIDIARY

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

滙富 集團 *KingswayGroup*

Kingsway Capital Limited

A letter from the Board is set out on pages 4 to 7 of this circular. A letter from the Independent Board Committee and a letter from the independent financial adviser, Kingsway Capital Limited, containing its advice to the Independent Board Committee and the Independent Shareholders, are set out on page 8 and pages 9 to 13 of this circular respectively.

20 November 2008

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

"Amendment Agreement"	the amendment agreement to the Guaranty entered into on 30 October 2008 between EKCM and CCFL
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"CCFL"	卡特彼勒(中國)融資租賃有限公司(Caterpillar (China) Financial Leasing Co., Ltd.), a company incorporated in the People's Republic of China
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont, who, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"CPI Holding"	CPI Holding Co., Ltd., a company incorporated in the British Virgin Islands and wholly-owned by a company which is held as to 51.31% of its issued share capital by the Chearavanont Shareholders
"Group"	the Company and its subsidiaries
"Directors"	the directors of the Company
"ECI Metro"	ECI Metro Investment Co. Ltd., a company incorporated in the British Virgin Islands, in which the Company holds a 50% indirect equity interest through its wholly-owned subsidiary EKCM
"ECI Metro Group"	ECI Metro and its wholly-owned subsidiaries
"EKCM"	Ek Chor China Motorcycle Co. Ltd., a company incorporated in Bermuda and a wholly-owned subsidiary of the Company
"Guaranty"	the guaranty dated as of 4 July 2007 entered into by EKCM in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US$19 million

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the board committee appointed by the Board, comprising independent non-executive Directors, to advise the Independent Shareholders in relation to the Amendment Agreement
"Independent Shareholder(s)"	Shareholders who would not be required to abstain from voting at a general meeting of the Company to approve the Amendment Agreement
"Kingsway"	Kingsway Capital Limited, a licensed corporation for Type 6 regulated activities as set out in Schedule 5 of the SFO, appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the New Guaranty
"Latest Practicable Date"	14 November 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information included herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Guaranty"	the Guaranty as amended by the Amendment Agreement entered into by EKCM in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US$30.55 million
"Obligations"	all present and future indebtedness of ECI Metro Group to CCFL advanced on or before 1 July 2009
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary shares of US$0.01 each in the share capital of the Company

"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of United States
"Worth Access"	Worth Access Trading Limited, a company incorporated in the British Virgin Islands and wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Robert Ping-Hsien Ho
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Pang Siu Chik
Mr. Ma Chiu Cheung, Andrew*
Mr. Sombat Deo-isres*
Mr. Sakda Thanitcul*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head office and Principal place of business in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

20 November 2008

To the Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION – INCREASE OF GUARANTY PROVIDED BY A WHOLLY-OWNED SUBSIDIARY

A. INTRODUCTION

Reference is made to the announcement of the Company dated 4 July 2007 in relation to the provision of the Guaranty by EKCM, a wholly-owned subsidiary of the Company, in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US$19 million.

On 30 October 2008, the Board further announced that EKCM entered into an Amendment Agreement to increase the amount of Guaranty.

The purpose of this circular is to give Shareholders further information on the terms of the Amendment Agreement and to provide Shareholders with such information concerning the Company as required by the Listing Rules.

B. THE AMENDMENT AGREEMENT

(a) Date

30 October 2008

(b) Parties

EKCM acting as guarantor in favour of CCFL.

CCFL acting as lender.

(c) Details of the New Guaranty

Under the New Guaranty in favour of CCFL, EKCM has guaranteed the Obligations of the ECI Metro Group up to the maximum amount of US$30.55 million, on the basis of joint and several liability with the ECI Metro Group. The Guaranty (as amended by the Amendment Agreement) shall automatically expire on 17 April 2010 or such later date as agreed in writing between EKCM and CCFL.

C. INFORMATION ON THE PARTIES

The Group is principally engaged in the production and sale of Chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

CCFL is principally engaged in the provision of financing in the PRC in relation to the purchase and/or rental of construction machinery and tools under the Caterpillar brand name. The Directors confirm that, to the best of their knowledge, CCFL is a third party independent of the Company and any connected person of the Company and is not itself a connected person of the Company.

D. REASONS FOR THE INCREASE IN GUARANTY

ECI Metro is a jointly-controlled entity of the Company in which EKCM, a wholly-owned subsidiary of the Company, has a 50% indirect equity interest. ECI Metro is the sole agent of the Caterpillar brand of construction machinery and tools in the western region of the PRC providing sales, leasing and repair services. ECI Metro Group has borrowed and will continue to borrow from CCFL to fund its purchase of Caterpillar brand construction machinery and tools, and CCFL has agreed to increase such loans against, amongst other things, the guaranty to be provided by EKCM as provided in the New Guaranty.

Given that (i) the New Guaranty provides support to ECI Metro for securing greater credit line offered by CCFL for its increasing scale of operation and therefore strengthen its revenue stream and profitability and will in turn benefit the Group; (ii) EKCM is guaranteeing up to the maximum amount of US$30.55 million of liability of the total maximum liability of US$61.1 million of the ECI Metro Group, which is reflective of the equal shareholding held by each of the two shareholders in ECI Metro; and (iii) the other shareholder of ECI Metro has provided a guaranty with the same amount and term as that under the New Guaranty, the Directors (including the independent non-executive Directors who have taken into account the advice of Kingsway) consider that the terms of the Amendment Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

E. FINANCIAL IMPACT OF THE NEW GUARANTY

As the New Guaranty constitutes a contingent liability of the Group, the Directors do not presently expect that it will have any substantial financial impact on the earnings and assets and liabilities of the Group.

F. LISTING RULES IMPLICATIONS

Mr. Chatchaval Jiaravanon, an executive Director, is the son-in-law of Mr. Thongsai Burapachaisri, who holds an approximately 92.4% equity interest in Metro Tractor Co., Ltd., which in turn holds a 50% equity interest in ECI Metro (with the other 50% indirectly held by EKCM). Pursuant to Chapter 14A of the Listing Rules, Mr. Thongsai Burapachaisri is a connected person of the Company. As the New Guaranty represents more than 25% of the total market capitalisation of the Company, it constitutes a major and connected transaction under the Listing Rules and is subject to reporting, announcement and independent shareholders' approval requirements. To the best knowledge of the Directors, as no Shareholder has any interest in the Amendment Agreement, none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for approving the major and connected transaction contemplated under the Amendment Agreement. On 30 October 2008, CPI Holding and Worth Access, each of which is wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which hold 1,004,014,695 Shares and 481,250,000 Shares respectively (representing on an aggregate basis approximately 51.39% of the issued share capital of the Company), have given their written approval of the New Guaranty. In accordance with Rule 14A.43 of the Listing Rules, waiver has been granted with respect to holding a general meeting to approve the Amendment Agreement and the written Independent Shareholders' approval has been accepted by the Stock Exchange.

G. RECOMMENDATION

The Independent Board Committee has been established to consider whether the terms of the Amendment Agreement are fair and reasonable so far as the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 9 to 13 of this circular and the text of the letter from the Independent Board Committee to the Independent Shareholders is set out on page 8.

The Independent Board Committee, having taken into account the opinion of Kingsway, considers the terms of the Amendment Agreement to be fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

H. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By Order of the Board
Pang Siu Chik
Director

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

20 November 2008

To the Independent Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION – INCREASE OF GUARANTY PROVIDED BY A WHOLLY-OWNED SUBSIDIARY

We refer to the circular dated 20 November 2008 issued to the Shareholders (the "Circular") of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the Amendment Agreement and not having any interest in the transactions contemplated under the Amendment Agreement, we have been appointed by the Board to advise you as to whether, in our opinion, the terms of the Amendment Agreement are fair and reasonable so far as the Independent Shareholders as a whole are concerned.

Kingsway has been appointed by the Company as the independent financial adviser to advise us regarding the fairness and reasonableness of the terms of the Amendment Agreement. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 9 to 13 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 4 to 7 of the Circular and the additional information set out in the appendices to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by Kingsway as stated in its letter of advice, we consider that the terms of the Amendment Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and its Shareholders. Had there been a general meeting convened for this purpose, we would therefore have recommend the Independent Shareholders to vote in favour of the Amendment Agreement.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Ma Chiu Cheung, Andrew
Independent Non-executive Director

Sombat Deo-isres
Independent Non-executive Director

Sakda Thanitcul
Independent Non-executive Director

The following is the full text of a letter received from Kingsway setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Amendment Agreement for inclusion in this Circular.

集匯團富 KingswayGroup
Kingsway Capital Limited

5/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong
Tel. No.: (852) 2877-1830
Fax. No.: (852) 2283-7722

20 November 2008

To the Independent Board Committee and the Independent Shareholders of
C.P. Pokphand Co. Ltd.

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION – INCREASE OF GUARANTY PROVIDED BY A WHOLLY-OWNED SUBSIDIARY

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Amendment Agreement, details of which are set out in the circular (the "Circular") of C.P. Pokphand Co. Ltd. to the Shareholders dated 20 November 2008, of which this letter forms part. Unless otherwise defined, capitalized terms used in this letter shall have the same meanings as defined in the Circular.

Reference is made to the announcement of the Company on 30 October 2008. EKCM, a wholly-owned subsidiary of the Company, has been providing the Guaranty, in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US $19 million since July 2007. On 30 October 2008, EKCM and CCFL entered into the Amendment Agreement to increase the amount of the Guaranty up to the maximum amount of US$30.55 million.

The Amendment Agreement constitutes a major and connected transaction of the Company under the Listing Rules and is subject to reporting, announcement and independent shareholders' approval requirements. To the best knowledge of the Directors, as no Shareholder has any interest in the Amendment Agreement, none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for approving the major and connected transaction contemplated under the Amendment Agreement. As set out in the letter from the Board in the Circular (the "**Letter from the Board**"), on 30 October 2008, CPI Holding and Worth Access, each of which is wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which hold 1,004,014,695 Shares and 481,250,000 Shares, respectively (representing on an aggregate basis approximately 51.39% of the issued share capital of the Company), have given their written approval of the Amendment Agreement. In accordance with Rule 14A.43 of the Listing Rules, waiver has been granted with respect to holding a general meeting to approve the Amendment Agreement and the written Independent Shareholders' approval has been accepted by the Stock Exchange.

The Independent Board Committee, comprising Ma Chiu Cheung, Andrew, Sombat Deo-isres and Sakda Thanitcul, all being independent non-executive Directors and not having interest in the Amendment Agreement, has been established to advise the Independent Shareholders in relation to the Amendment Agreement. We have been appointed to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our view and recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Amendment Agreement, we have relied on the information and representations provided to us by the Directors, which the Directors consider to be complete and relevant.

We have also relied on the information and representations contained in the Circular and have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were true, accurate and complete at the time they were made and continue to be true and accurate on the date of the Circular. We have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view and have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular.

We have not, however, carried out any independent verification of the information provided by the management of the Company and the Directors, nor have we conducted any independent investigation into the business and affairs of the Company, ECI Metro and CCFL or any of their respective subsidiaries, jointly controlled entities or associates.

PRINCIPAL REASONS AND FACTORS CONSIDERED

In arriving at our recommendation to the Independent Board Committee and the Independent Shareholders in respect of the Amendment Agreement, we have considered the following principal reasons and factors:

(1) Background and reasons

The Group is principally engaged in the production and sale of Chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

CCFL is principally engaged in the provision of financing in the PRC in relation to the purchase and/or rental of construction machinery and tools under the Caterpillar brand name.

As set out in the Letter from the Board of the Circular, ECI Metro is a jointly-controlled entity of the Company in which EKCM, a wholly-owned subsidiary of the Company, has a 50% indirect equity interest. ECI Metro is the sole agent of the Caterpillar brand of construction machinery and tools in the western region of the RPC providing sales, leasing and repair services. As mentioned in the Company's interim report 2008, ECI Metro recorded prominent growth in its business for the six months ended 30 June 2008. Sale of machinery equipment increased by 69.9% in terms of quantity as compared with the same period last year. Robust sales have been reported, especially in its major sales provinces such as Yunnan, Sichuan and Ningxia in the PRC, with reported growth of 67.3%, 47.6% and 69.9% respectively from the same period last year.

As set out in the Letter from the Board and further advised by the Directors, the ECI Metro Group has financed a portion of its purchase of Caterpillar brand construction machinery and tools for sale and leasing by drawing from a credit line of US$38 million (the "**Existing Credit Line**") offered by CCFL since 2005, and the obligations of which up to the maximum amount of US$19 million have been guaranteed by EKCM in favour of CCFL under the Guaranty. In June 2008, CCFL has agreed to increase the credit line to up to US$61.1 million (the "**Enlarged Credit Line**") against, amongst other things, the guarantee of up to US$30.55 million to be provided by each of EKCM and the other shareholder of the ECI Metro, which is reflective of the equal shareholding held by each of them in ECI Metro. As advised by the Directors in the Letter from the Board, increase in guarantee amount provides support to ECI Metro for securing greater credit line offered by CCFL for its increasing scale of operation and therefore strengthen its revenue stream and profitability and will in turn benefit the Group.

Taking into account the factors above, we are of the view that entering into of the Amendment Agreement is in the ordinary and usual course of business, and is in the interest of the Company and the Shareholders as a whole.

(2) Guarantee amount

Under the New Guaranty, EKCM guaranteed the Obligations of the ECI Metro Group up to the maximum amount of US$30.55 million, in favour of CCFL, on the basis of joint and several liability with the ECI Metro Group.

As advised by the Directors, sales revenue of ECI Metro generated by the sales and leasing of Caterpillar brand construction machinery and tools recorded a satisfactory growth for the year ended 31 December 2007, the turnover increased by approximately 59.8% from that in 2006. Accordingly, total purchases of Caterpillar brand construction machinery and tools for sale and leasing for the year ended 31 December 2007 increased by approximately 37.5% from that in 2006. The purchases of Caterpillar brand construction machinery and tools for the first ten months in 2008 increased by approximately 86.3% from the full year amount in 2007. As stated in Appendix I of the Circular, the portion of Existing Credit Line guaranteed by EKCM under the Guaranty was fully utilised as at 31 August 2008.

To facilitate the business expansion and to cater the increasing demand in construction machinery and tools, the Directors consider it necessary for ECI Metro to secure greater credit line offered by CCFL for its increasing scale of operation, resulting in an increase of guarantee by EKCM from a maximum amount of US$19 million under the Guaranty to $30.55 million under the New Guaranty.

According to the data published by National Bureau of Statistics of China, total investment in fixed assets and the gross output value of construction in the PRC have been experiencing steady growth in the past years. Total investment in fixed assets in the PRC was approximately RMB13,723.9 billion in 2007, representing an increase of approximately 24.8% from that in 2006. Such investment amount in the western region of the PRC recorded a growth of approximately 28.2% in 2007 compared to that in 2006 and amounted to approximately RMB2,819.4 billion. In addition, the gross output value of construction in the PRC were approximately RMB5,104.4 billion in 2007, representing an increase of 22.8% from that in 2006. Such gross output value of construction in the western region of the PRC recorded a growth of approximately 24.5% in 2007 compared to that in 2006 and amounted to approximately RMB804.0 billion. Taking into account the above, the Directors expect that the rising trend of investment in fixed assets and the gross output value of construction in the PRC will persist in the near future and thus will stimulate the demand for construction machinery and tools of the ECI Metro Group accordingly.

Taking into account the factors above, we concur with the Directors' view and consider that the basis of determining the maximum amount under the Amendment Agreement is reasonable.

(3) Principal terms

As set out in the Letter from the Board, pursuant to the Amendment Agreement and the New Guaranty, EKCM is guaranteeing the Obligations of the ECI Metro Group in favour of CCFL up to the maximum amount of US$30.55 million on the basis of joint and several liability with the ECI Metro Group. The Guaranty (as amended by the Amendment Agreement) shall automatically expire on 17 April 2010 or such later date as agreed in writing between EKCM and CCFL.

As advised by the Directors, the aforesaid US$30.55 million accounts for half of the total maximum liability of the ECI Metro Group under the Enlarged Credit Line. The other half of the Enlarged Credit Line has been guaranteed by the other shareholder of ECI Metro. We have reviewed the Amendment Agreement and the guarantee to be given by such shareholder in favour of CCFL, and noted that guaranty of the same amount and on the same terms will be given by each of EKCM and such other shareholder which is reflective of the equal shareholding held by each of them in ECI Metro.

As such, we concur with the Directors view that the terms of the Amendment Agreement are not less favourable to the EKCM as compared with those available to the other shareholder of ECI Metro. Therefore, we consider that the terms of the Amendment Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

(4) Financial effects

As set out in the Letter from the Board, the New Guaranty constitutes a contingent liability of the Group. Therefore, the Directors do not presently expect that it will have any substantial financial impact on the Group's earnings, assets or liabilities.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the entering into of the Amendment Agreement are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, and advise the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the resolutions to approve the Amendment Agreement if a general meeting is convened.

Yours faithfully,
For and on behalf of
Kingsway Capital Limited
Chu Tat Hoi
Executive Director

1. INDEBTEDNESS

As at 31 October 2008 being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately US$24,930,000 comprising:

(a) secured bank loans of approximately US$6,423,000; and

(b) unsecured bank loans of approximately US$18,507,000.

The Group's secured bank borrowings are secured by charges on a property located in Hong Kong.

As at 31 October 2008, the Group issued guarantees of approximately US$19,000,000 for credit line granted to jointly-controlled entities. The credit line was fully utilized as at 31 October 2008.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities and normal accounts payable and bills payables in the ordinary course of business, the Group did not have any outstanding mortgages, charges, debentures, loan capital and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptance of acceptance credits or any guarantees of other material contingent liabilities as at the close of business on 31 October 2008.

2. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the financial resources available to the Group and its internal generated funds, the Group has sufficient working capital to satisfy its requirements for at least the next twelve months from the date of this circular.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Board confirmed that there was no material adverse change in the financial or trading position or outlook of the Group since 31 December 2007, the date to which the latest published audited consolidated financial statements of the Group were made up.

4. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

During the first half of 2008, the Group reorganized its businesses by disposing its stake in the agribusiness. Following the completion of the aforesaid disposal on 22 August 2008, the Group has been focusing on its principal activities in sale and production of Chlortetracycline ("CTC") products and industrial business including production and sale of motorcycles, Caterpillar machinery sales, and production and sales of carburetors and automobile accessories through its jointly-controlled entities.

Looking forward, on the CTC business side, the Group will continue to stay in tune with the local and overseas market and make appropriate operational changes corresponding to the changing needs for CTC products in order to sustain the Group's market share. On the industrial business side, the Group will continue to collaborate with Caterpillar on new projects, including the redevelopment projects in Sichuan's earthquake relief effort. Furthermore, the Group will further strengthen its competitive position in the PRC's growing motorcycle and automobile industries by expanding its 'Dayang' brand motorcycle sales networks in the PRC, developing new products for the purpose of product complementation and quality upgrade as well as expanding its automobile accessory production and at the same time, boosting its export markets.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Directors' interests in share options granted by the Company

Pursuant to a share option scheme adopted by the Company on 26 November 2002 (the "Scheme"), certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for Shares under the Scheme were as follows:

Name of Directors	Date of grant	Number of Shares issuable upon exercise of options held as at Latest Practicable Date	Price per Share to be paid on exercise of options *HK$*	Approximate percentage of shareholding *(%)*
Mr. Sumet Jiaravanon	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Dhanin Chearavanont	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153

Name of Directors	Date of grant	Number of Shares issuable upon exercise of options held as at Latest Practicable Date	Price per Share to be paid on exercise of options *HK$*	Approximate percentage of shareholding *(%)*
Mr. Thanakorn Seriburi	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267
Mr. Meth Jiaravanont	19 May 2005	21,000,000	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in Shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of the Company) had the following interests or short positions in Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Name of Shareholder	Capacity/ Nature of interest	*Notes*	Number of Shares *Note 1*	Approximate percentage of issued share capital of the Company *(%)*
CPI Holding	Beneficial owner	2	1,004,014,695 (L)	34.74
C.P. Intertrade Co., Ltd.	Interest of a controlled corporation	2	1,004,014,695 (L)	34.74
Worth Access	Beneficial owner	3	481,250,000(L)	16.65
Charoen Pokphand Holding Company Limited	Interest of a controlled corporation	3	481,250,000(L)	16.65
Charoen Pokphand Group Company Limited	Interest of a controlled corporation	3	481,250,000(L)	16.65

Notes:

1. The letter "L" denotes a long position.

2. CPI Holding beneficially owned 1,004,014,695 Shares. C.P. Intertrade Co., Ltd. had declared an interest in these shares by virtue of its shareholding in CPI Holding.

3. Worth Access beneficially owned 481,250,000 Shares. Charoen Pokphand Holding Company Limited had declared an interest in these Shares by virtue of its shareholding in Worth Access whilst Charoen Pokphand Group Company Limited had also declared an interest in such number of Shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of the Company) had an interest or a short position in Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors and their associates has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

7. INTERESTS IN ASSETS

On 18 April 2008, CP China Investment Limited ("CP China") as the purchaser and the Company as the vendor, entered into an agreement relating to the disposal by the Company of (i) the entire issued share capital of Chia Tai (China) Agro-Industrial Ltd ("CT Agro"), Wide Master Investment Limited and C.T. Progressive (Investment) Ltd. and the entire equity interest in正大(中國)投資有限公司(China Tai (China) Investment Co., Ltd.), and (ii) the entire interest in the aggregate amount advanced by the Company to CT Agro, at the total consideration of US$102,800,000 (the "Disposal"). The Disposal, being a connected transaction and very substantial disposal under the Listing Rules, was approved by the independent shareholders of the Company on 19 June 2008 and completed on 22 August 2008. Messrs. Sumet Jiaravanon and Dhanin Chearavanont, Chairman and Executive Chairman of the Company respectively, being members of the Chearavanont Shareholders, have beneficial interest in CP China.

So far as the Directors are aware, and save as disclosed as aforesaid, as at the Latest Practicable Date, none of the Directors or the expert referred to in paragraph 9 "Qualification and Consent of Expert" below has any direct or indirect interest in any assets of the Company which have been acquired or disposed of by or leased to or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2007, the date of which the latest published audited consolidated financial statements of the Group were made up.

None of the Directors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group taken as a whole.

8. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company or its subsidiaries in the two years immediately preceding the date of this circular and which are or may be material:

(a) the joint venture agreement dated 3 December 2007 entered into between 正大(中國)投資有限公司(Chia Tai (China) Investment Co., Ltd.) ("CT Investment") and 成都中際投資有限公司 (Chengdu Zhong Ji Investment Company Limited) ("Chengdu Zhong Ji")for the establishment of 樂山正大農業科技有限公司 (Leshan Chia Tai Agriculture Technological Co., Ltd.) owned as to 80% and 20% by CT Investment and Chengdu Zhong Ji respectively with the total investment of RMB28 million and registered capital of RMB20 million;

(b) the equity transfer contract entered into between the Company and Chia Tai Biotech Company Limited dated 20 December 2007 relating to the disposal by the Company to Chia Tai Biotech Company Limited of 60% equity interest in 江蘇正大種子有限公司 (Jiangsu Chia Tai Seeds Co., Ltd.) at a consideration of US$369,484;

(c) the disposal agreement dated 18 April 2008 referred to in paragraph headed "Interest in Assets" in this appendix; and

(d) the Amendment Agreement.

9. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given its letter for the inclusion in this circular:

Name	Qualification	Nature of opinion or advice	Date of opinion
Kingsway	A licensed corporation under the SFO permitted to carry out Type 6 regulated activities (as defined under the SFO)	Letter to the Independent Board Committee and the Independent Shareholders	20 November 2008

Kingsway has given and have not withdrawn their written consent to the issue of this circular with the inclusion of their letter and reference to their name in the form and context in which it appears.

As at the Latest Practicable Date, Kingsway did not have any shareholding in the Company or any other member of the Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the Group.

10. MISCELLANEOUS

(a) The Company's registered office is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and its head office and principal place of business is at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

(b) The Hong Kong branch share registrar of the Company is Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The qualified accountant of the Company is Ms. Wong Pui Shan, who is an associate member of the Hong Kong Institute of Certified Public Accountants, the Institute of Chartered Accountants in England and Wales and a fellow member of the Association of Chartered Certified Accountants.

(d) The secretary of the Company is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(e) The English text of this circular shall prevail over Chinese text in the case of any inconsistency.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 9 December 2008:

(a) the memorandum of association and bye-laws of the Company;

(b) the Amendment Agreement;

(c) the letter from Independent Board Committee, the text of which is set out on page 8 of this circular;

(d) the letter from Kingsway, the text of which is set out on pages 9 to 13 of this circular;

(e) the written consent from Kingsway referred to in paragraph headed "Qualification and Consent of Expert" in this appendix;

(f) the circular dated 27 May 2008 issued by the Company;

(g) the annual reports of the Company for each of the two years ended 31 December 2007; and

(h) the material contracts referred to the paragraph headed "Material Contracts" in this appendix.

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

主要及關連交易－
增加一家全資附屬公司所提供之擔保

獨立董事委員會及獨立股東之獨立財務顧問

KingswayGroup
滙富融資有限公司

董事會函件載於本通函第4至7頁。獨立董事委員會函件及獨立財務顧問滙富融資有限公司函件（載有其對獨立董事委員會及獨立股東所作出之意見）分別載於本通函第8頁及第9至13頁。

二零零八年十一月二十日

目　錄

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「修訂協議」	指	於二零零八年十月三十日由EKCM及卡特融資簽訂有關擔保之修訂協議
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「卡特融資」	指	卡特彼勒(中國)融資租賃有限公司，一家於中華人民共和國成立之公司
「謝氏家族股東」	指	謝氏家族之四位成員，即謝正民先生、謝大民先生、謝中民先生及謝國民先生，彼等合共直接及間接擁有約51.43%本公司之已發行股本
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市(股份編號：43)
「CPI Holding」	指	CPI Holding Co., Ltd.，一家於英屬維爾京群島註冊成立之公司，並由謝氏家族股東持有51.31%已發行股本之一家公司全資擁有
「本集團」	指	本公司及其附屬公司
「董事」	指	本公司之董事
「ECI Metro」	指	ECI Metro Investment Co. Ltd.(易初明通投資有限公司)，一家於英屬維爾京群島註冊成立之公司，並由本公司透過EKCM(本公司之全資附屬公司)間接持有其50%股本權益
「ECI Metro集團」	指	ECI Metro及其全資附屬公司
「EKCM」	指	Ek Chor China Motorcycle Co. Ltd.，一家於百慕達註冊成立之公司，並為本公司之全資附屬公司
「擔保」	指	日期為二零零七年七月四日由EKCM就ECI Metro集團之該責任向卡特融資作出之擔保至最高上限為19,000,000美元

「港元」	指	港元，香港之法定貨幣
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	董事會所委任由獨立非執行董事組成以就修訂協議向獨立股東提供意見之董事委員會
「獨立股東」	指	無須於本公司股東大會就批准修訂協議而放棄投票之股東
「滙富」	指	滙富融資有限公司，一間可從事證券條例附表5所載之第6類受規管活動之持牌法團，並獲委聘為獨立董事委員會及獨立股東有關新擔保之獨立財務顧問
「最後實際可行日期」	指	二零零八年十一月十四日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新擔保」	指	經由EKCM簽訂就ECI Metro集團之該責任向卡特融資作出之擔保至最高上限為30,550,000美元之修訂協議作出修訂之擔保
「該責任」	指	所有ECI Metro集團現時及將來於二零零九年七月一日或之前欠付卡特融資之現時及將來之負債
「中國」	指	中華人民共和國(惟在本通函並不包括香港、澳門特別行政區及台灣)
「人民幣」	指	人民幣，中國之法定貨幣
「證券條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值0.01美元之普通股

「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美元，美國法定貨幣
「Worth Access」	指	Worth Access Trading Limited，一家於英屬維爾京群島註冊成立之公司，並由謝氏家族股東持有51.31%已發行股本之公司全資擁有

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
何平僊先生
謝吉人先生
謝杰人先生
謝　展先生
謝仁基先生
謝漢人先生
謝鎔仁先生
彭小績先生
馬照祥先生*
Sombat Deo-isres先生*
Sakda Thanitcul先生*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及香港主要營業地點：
香港
夏慤道十六號
遠東金融中心
二十一樓

敬啟者：

主要及關連交易－增加一家全資附屬公司所提供之擔保

A. 緒言

茲參照本公司日期為二零零七年七月四日有關EKCM (一家本公司之全資附屬公司) 向卡特融資擔保ECI Metro集團之該責任至最高上限為19,000,000美元之公佈。

於二零零八年十月三十日，董事會進一步公佈EKCM簽訂一份修訂協議以增加擔保之金額。

本通函旨在為股東提供修訂協議條款之進一步資料及上市規則規定下本公司之資料。

B. 修訂協議

(a) 日期

二零零八年十月三十日

(b) 訂約方

EKCM作為擔保方向卡特融資提供擔保。

卡特融資作為貸方。

(c) 新擔保之詳情

根據向卡特融資提供之新擔保，EKCM按與ECI Metro集團共同及個別承擔責任之基準擔保ECI Metro集團之該責任至最高上限為30,550,000美元。擔保(經由修訂協議作出修訂)將於二零一零年四月十七日或由EKCM與卡特融資以書面形式同意之較後日期自動屆滿。

C. 訂約方之資料

本集團主要從事生產及銷售金霉素產品、通過共同控制企業產銷摩托車、代理卡特彼勒機械及產銷化油器及汽車零部件，以及物業與投資控股。

卡特融資主要於中國從事有關購買及／或出租「卡特彼勒」品牌之工程機械及器具之融資。董事確認就其所深知，卡特融資乃本公司及本公司之任何關連人士以外之獨立第三方及其本身亦非本公司之關連人士。

D. 增加擔保之原因

ECI Metro乃本公司全資附屬公司EKCM間接持有其50%股本權益之一家共同控制企業。ECI Metro為「卡特彼勒」品牌工程機械及器具於中國西部之獨家代理，提供銷售、租賃及維修服務。ECI Metro集團已向卡特融資借貸，並將繼續向其借貸，以購買「卡特彼勒」品牌之工程機械及器具，而卡特融資已同意增加該等貸款，條件為(其中包括)EKCM按新擔保項下提供擔保。

考慮到(i)新擔保提供支持予ECI Metro以獲得卡特融資提供更大之信貸以配合其營運規模之增加，從而加強收益及利潤，而此舉亦會惠及本集團；(ii)EKCM提供擔保最高上限為30,550,000美元，而ECI Metro集團之總負債最高上限為61,100,000美元，此反映出ECI Metro雙方股東於ECI Metro各持有相等股權；及(iii) ECI Metro之另一股東已提供與新擔保項下相同金額及條款之擔保。董事(包括獨立非執行董事，彼等之意見已於考慮滙富之意見後提出)認為修訂協議之條款屬公平及合理，並符合本公司及股東之整體利益。

E. 新擔保之財務影響

由於新擔保構成本集團之或然負債，董事目前不認為對本集團之收入、資產及負債將會有任何重大財務影響。

F. 上市規則之涵義

謝展先生(執行董事)為楊通先先生之女婿。楊通先先生通過持有Metro Tractor Co., Ltd.約92.4%股本權益而持有ECI Metro 50%股本權益(另外50%則由EKCM間接持有)。根據上市規則第14A章，楊通先先生為本公司之關連人士。由於新擔保超過本公司市值總額之25%，故根據上市規則，新擔保構成本公司之主要及關連交易，並須遵守申報、公佈及獨立股東批准之規定。就董事所深知，由於概無股東於修訂協議中擁有任何權益，故無股東須在本公司為批准修訂協議項下的主要及關連交易而召開股東大會之情況下放棄投票。於二零零八年十月三十日，CPI Holding及Worth Access(彼等均各由謝氏家族股東持有51.31%已發行股本之公司全資擁有；及彼等分別持有1,004,014,695股及481,250,000股股份(即合共持有約51.39%本公司之已發行股本)已發出彼等就新擔保之書面批准。根據上市規則第14A.43條，聯交所已授予豁免舉行股東大會以批准修訂協議及接納獨立股東之書面批准。

G. 推薦意見

獨立董事委員會已成立，以考慮就修訂協議之條款對獨立股東而言是否公平合理，而滙富已獲委聘向獨立董事委員會及獨立股東就該事項提供意見。

滙富向獨立董事委員會及獨立股東提供意見之函件全文載列於本通函第9至13頁，而獨立董事委員會致獨立股東之函件全文載列於第8頁。

獨立董事委員會經考慮滙富之意見後，認為修訂協議之條款乃公平及合理及對本公司及股東整體而言有利。

H. 附加資料

敬希亦垂注載列於本通函各附錄所載之附加資料。

此致

列位股東 台照

承董事會命
董事
彭小績
謹啟

二零零八年十一月二十日

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

敬啟者：

主要及關連交易－
增加一家全資附屬公司所提供之擔保

吾等參照二零零八年十一月二十日刊發予股東之通函(「通函」)，本函件亦為通函之一部份。除文意另有所指，本函件用語之涵義與通函所定義者相同。

作為獨立於修訂協議及概無於修訂協議項下交易擁有任何利益之獨立非執行董事，吾等獲董事會委任按吾等所認為修訂協議之條款對獨立股東整體而言是否公平合理向 閣下提供意見。

滙富已獲本公司委任為獨立財務顧問，就修訂協議之條款之公平性及合理性向吾等提供意見。意見詳情、達致該等意見時所考慮之主要因素及理由載列於通函第9至13頁。敬請 閣下亦垂注載列於本通函第4至7頁之董事會函件及載列於本通函附錄內之附加資料。

經考慮滙富於其意見函件內之意見、所考慮之主要因素及理由後，吾等認為修訂協議之條款就獨立股東而言乃屬公平合理，並符合本公司及其股東之整體利益。若就此事項舉行股東會，吾等建議獨立股東就修訂協議之決議案投票贊成。

此致

列位獨立股東 台照

代表獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬照祥	**Sombat Deo-isres**	**Sakda Thanitcul**
謹啟	謹啟	謹啟

二零零八年十一月二十日

下文乃滙富致獨立董事委員會及獨立股東就修訂協議提供意見之函件全文，僅供載入本通函內。

集團 滙富 KingswayGroup
滙富融資有限公司

香港中環
夏慤道10號
和記大廈5樓
電話：(852) 2877-1830
傳真：(852) 2283-7722

敬啟者：

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緒言

吾等獲委聘為獨立財務顧問向獨立董事委員會及獨立股東就修訂協議提供意見，有關詳情列載於卜蜂國際有限公司二零零八年十一月二十日致股東之通函(「**通函**」)，本函件亦為通函之一部分。除文義另有所指，本函件用語之涵義與通函所界定者相同。

茲提述 貴公司於二零零八年十月三十日之公佈。自二零零七年七月起，EKCM (一家貴公司全資附屬公司) 已向卡特融資提供ECI Metro集團該責任至最高上限19,000,000美元之擔保。於二零零八年十月三十日，EKCM與卡特融資簽訂修訂協議以增加擔保之金額至最高上限30,550,000美元。

根據上市規則，修訂協議構成貴公司之主要及關連交易並須遵守申報、公佈及獨立股東批准之規定。就董事所深知，由於概無股東於修訂協議中擁有任何權益，故無股東須在貴公司為批准修訂協議項下的主要及關連交易而召開股東大會之情況下放棄投票。誠如通函內之董事會函件(該「**董事會函件**」)所載列，於二零零八年十月三十日，CPI Holding及Worth Access(彼等均各由謝氏家族股東持有51.31%已發行股本之公司全資擁有；以及彼等分別持有1,004,014,695股及481,250,000股股份(即合共持有貴公司之已發行股本約51.39%))已發出彼等就修訂協議之書面批准。根據上市規則第14A.43條，有關豁免舉行股東大會以批准修訂協議已授出；以及有關獨立股東之書面批准已獲聯交所接納。

貴公司已成立由獨立非執行董事馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生(彼等於修訂協議中概無擁有權益)組成之獨立董事委員會，以就修訂協議向獨立股東提供意見。吾等已獲委聘就此向獨立董事委員會及獨立股東提供意見。

吾等意見之基準

在吾等就修訂協議向獨立董事委員會及獨立股東達成吾等意見及建議時，吾等依賴董事向吾等提供其認為完整及相關之資料及陳述。

吾等亦依賴通函內所載之資料、陳述及假定董事於通函內就所相信、意見及意向而作出之所有聲明於彼等作出時乃真實、準確及完整且於通函日期仍為真實及準確。吾等假定董事於通函內就所相信、意見及意向而作出之所有聲明乃經審慎查詢後合理作出。吾等認為，吾等已審閱足夠資料以達致知情之意見及並無理由懷疑董事向吾等提供之資料及陳述之真實性、準確性及完整性。吾等已獲董事告知，通函內所提供及提述之資料並無隱瞞或遺漏重大事實。

然而，吾等對　貴公司管理層及董事所提供之資料並無進行任何獨立核實，亦無對　貴公司、ECI Metro及卡特融資或彼等各自之任何附屬公司、共同控制企業或聯營公司之業務及狀況進行任何獨立調查。

所考慮之主要因素及理由

在達致吾等就修訂協議致獨立董事委員會及獨立股東之推薦意見時，吾等已考慮下列主要理由及因素：

(1) 背景及原因

貴集團主要從事生產及銷售金霉素產品、通過共同控制企業產銷摩托車、代理卡特彼勒機械及產銷化油器及汽車零部件，以及物業與投資控股。

卡特融資主要於中國從事有關購買及／或出租「卡特彼勒」品牌之工程機械及器具之融資。

誠如董事會函件所載列，ECI Metro乃貴公司全資附屬公司EKCM間接持有其50%股本權益之一家共同控制企業。ECI Metro為「卡特彼勒」品牌工程機械及器具於中國西部之獨家代理，提供銷售、租賃及維修服務。誠如貴公司二零零八年中期報告提及，截至二零零八年六月三十日止六個月，ECI Metro之業務錄得顯著增長。以數量而言，售出機械設備較上年同期增長69.9%。銷售錄得強勁增長，尤期在其主要銷售省份，如中國雲南、四川及寧夏分別錄得較上年同期增長67.3%、47.6%及69.9%。

誠如董事會函件及董事進一步提出，ECI Metro集團用作購買「卡特彼勒」品牌工程機械及器具以供銷售及租賃之部份資金乃由卡特融資於二零零五年起提供之38,000,000美元信貸額（「現時信貸額」）內支取；而該責任已根據擔保由EKCM向卡特融資擔保至最高上限為19,000,000美元。於二零零八年六月，卡特融資已同意增加信貸額至61,100,000美元（「經擴大信貸額」），EKCM及ECI Metro之另一股東各自提供擔保至最高上限30,550,000美元，此反映出彼等於ECI Metro各均持有同等股權。於董事會函件內，董事已提出增加擔保額令ECI Metro獲得卡特融資提供更大之信貸以配合其營運規模之增加，從而加強收益及利潤，而此舉亦會惠及貴集團。

經考慮上述理由後，吾等認為簽訂該修訂協議乃屬日常及一般業務以及對貴公司及股東整體而言有所利益。

(2) 擔保金額

根據新擔保，EKCM按與ECI Metro集團共同及個別承擔責任之基準擔保ECI Metro集團之該責任至最高上限為30,550,000美元。

董事已提出，截至二零零七年十二月三十一日止年度，ECI Metro於銷售及租賃「卡特彼勒」品牌工程機械及器具而產生之銷售收入均錄得滿意之增長，營業額比二零零六年全年增加約59.8%。據此，截至二零零七年十二月三十一日止年度，於購買「卡特彼勒」品牌工程機械及器具以供銷售及租賃之總數較二零零六年增長約37.5%。於二零零八年首十個月「卡特彼勒」品牌工程機械及器具之購買金額較二零零七年全年金額增加約86.3%。誠如通函附錄一所述，按擔保由EKCM提供擔保之部份現時信貸額已全數動用。

為配合業務擴張及應付對於工程機械及器具需求之增加，董事認為必須令ECI Metro取得卡特融資提供更大信貸以配合其營運規模之擴充，此舉令EKCM擔保該擔保至最高上限19,000,000美元增加至新擔保的30,550,000美元。

根據中國國家統計局資料顯示，於過去數年，中國之不動資產總投資額及工程出產毛利穩步增長。於二零零七年，中國之不動資產總投資額約人民幣137,239億元(即較二零零六年增加約24.8%)。此投資金額於二零零七年中國西部較二零零六年錄得約28.2%之增長，即投資額約為人民幣28,194億元。此外，於二零零七年，中國工程出產之毛利約人民幣51,044億元(即由二零零六年起增加22.8%)。於二零零七年於中國西部工程之總產值較二零零六年錄得約24.5%增長至約人民幣8,040億元)。經考慮上述理由後，董事認為中國之不動產投資及工程總產值之升勢將於未來仍會持續。因此，對ECI Metro集團工程機械及器具之需求有刺激作用。

經考慮上述理由後，吾等同意董事之意見及認為釐定修訂協議最高上限金額之準則乃屬合理。

(3) 主要條款

誠如董事會函件所載列，根據修訂協議及該新擔保，EKCM按與ECI Metro集團共同及個別承擔責任之基準向卡特融資擔保ECI Metro集團之該責任最高上限為30,550,000美元。該擔保(經由修訂協議作出修訂)將於二零一零年四月十七日或EKCM與卡特融資書面協議之較後日期自動屆滿。

董事已提出根據經擴大信貸額，上述30,550,000美元為ECI Metro集團最高責任總額之一半。另一半經擴大信貸額則由ECI Metro之另一股東擔保。吾等已審閱修訂協議及由該股東向卡特融資提供之擔保並知道EKCM及另一股東將提供相同金額及條款之擔保，此反映出彼等各均持有ECI Metro相同股權。

因此，吾等同意董事有關EKCM於修訂協議條款不遜於ECI Metro另一股東條款之意見。因此，吾等認為修訂協議之條款乃屬公平及合理並符合貴公司及股東整體之利益。

(4) 財務之影響

誠如董事會函件所述，新擔保將對貴集團構成或然負債。因此，董事目前不認為對貴集團之收入、資產及負債將會有任何重大財務影響。

推薦意見

經考慮上述主要因素及理由後，吾等認為，簽訂修訂協議乃於一般日常業務過程中按一般商業條款訂立，屬公平合理且符合 貴公司及股東之整體利益。因此，吾等籲請各獨立股東、並建議獨立董事委員會籲請各獨立股東，如召開股東大會投票贊成決議案以批准修訂協議。

此致

卜蜂國際有限公司
獨立董事委員會及列位獨立股東 台照

代表
滙富融資有限公司
執行董事
朱達凱
謹啟

二零零八年十一月二十日

1. 債務

於二零零八年十月三十一日(即本通函付印前就此債務聲明而言之最後實際可行日期)，本集團有未償還借款約24,930,000美元，包括：

(a) 有抵押銀行貸款約6,423,000美元；及

(b) 無抵押銀行貸款約18,507,000美元。

本集團之有抵押銀行借款乃以位於香港之物業作抵押。

於二零零八年十月三十一日，本集團就授予共同控制企業之授信額度發出約19,000,000美元之擔保。於二零零八年十月三十一日，該等授信額度已悉數動用。

除上文所述或本通函其他章節所述者及除本集團內公司間負債及日常業務過程中之一般應付賬項及應付票據外，本集團於二零零八年十月三十一日營業時間結束時概無任何未償還按揭、抵押、債券、借貸資本及透支或其他類似債務、融資租賃或租購承擔、承兑信貸之承兑負債或其他重大或然負債之任何擔保。

2. 營運資金

董事認為，經計及本集團可動用之信貸及財務資源後，本集團具備充裕營運資金以應付本通函日期起計最少十二個月所需。

3. 重大不利變動

於最後實際可行日期，董事會確認自二零零七年十二月三十一日(即本集團最近期刊發經審核綜合財務報表之結算日)起本集團之財務或貿易狀況或前景概無任何重大不利變動。

4. 本集團財務及經營前景

於二零零八年上半年內，本集團藉由出售農牧業務之權益以重組其業務。於二零零八年八月二十二日完成上述出售後，本集團全力發展其主要業務，包括生產及銷售金霉素產品、以及工業業務，包括通過共同控制企業產銷摩托車、銷售卡特彼勒機械及產銷化油器及汽車零部件。

展望將來，金霉素業務方面，本集團將繼續緊貼國內及海外市場的動向，提高營運彈性，以應對市場對金霉素產品的需求轉變，從而保持本集團之市場佔有率。工業業務方面，本集團與卡特彼勒就新項目其中包括四川地震後的重建計劃繼續保持緊密合作。再者，本集團亦將憑藉增加「大陽」摩托車於國內的銷售網點、開發更多新產品以完善現有產品線及提升產品質量，以及加大汽車零部件的生產，從而進一步增強本集團在中國增長中的摩托車及汽車行業的競爭力；同時，增取更多的出口市場。

1. 責任聲明

本通函載有就遵守上市規則之規定而提供有關本公司資料之詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何聯營公司(定義見證券條例第XV部份)之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部(包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉)須知會本公司及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會本公司及聯交所之權益或淡倉如下：

董事於本公司之購股權之權益

根據本公司於二零零二年十一月二十六日採納之購股權計劃(「該計劃」)，授出購股權予若干董事。於最後實際可行日期，董事根據該計劃有權認購股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價	股權之概約百份比
			港元	*(%)*
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價 港元	股權之概約百份比 (%)
李紹祝先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267

除上文披露者外，於最後實際可行日期，本公司董事及主要行政人員概無於本公司或其任何相聯法團(定義見證券條例第XV部)之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會本公司及聯交所之任何權益或淡倉(包括根據該等證券條例之規定當作或視作擁有之權益或淡倉)；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會本公司及聯交所之任何權益或淡倉。

3. 根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士(董事及主要行政人員除外)於本公司股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉；或直接或間接擁有在任何情況下於本集團任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

股東名稱	權益資格／性質	*附註*	股份數目 *附註1*	本公司已發行股本之概約百分比 *(%)*
CPI Holding	實益擁有者	2	1,004,014,695 (L)	34.74
C.P. Intertrade Co., Ltd.	控制公司權益	2	1,004,014,695 (L)	34.74
Worth Access	實益擁有者	3	481,250,000 (L)	16.65
Charoen Pokphand Holding Company Limited	控制公司權益	3	481,250,000 (L)	16.65
Charoen Pokphand Group Company Limited	控制公司權益	3	481,250,000 (L)	16.65

附註：

1. 「L」代表好倉。

2. CPI Holding實益擁有1,004,014,695股股份。C.P. Intertrade Co., Ltd.亦憑藉擁有CPI Holding之股權，故同樣擁有該等股份之權益。

3. Worth Access實益擁有481,250,000股股份。Charoen Pokphand Holding Company Limited憑藉擁有Worth Access之股權，故同樣擁有該等股份之權益。同時，Charoen Pokphand Group Company Limited亦憑藉擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

除上文所披露者外，據董事所知，於最後實際可行日期，概無人士(非本公司之董事及主要行政人員)於本公司股份及相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉，或直接或間接擁有在任何情況下於本集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

4. 競爭權益

於最後實際可行日期，董事概不知悉任何董事及其聯繫人士持有任何與本集團業務直接或間接或有可能存在競爭之業務（按上市規則下需作披露）的權益。

5. 服務合約

於最後實際可行日期，董事或建議董事概無與本公司及本集團之任何其他成員公司簽訂現有或擬訂中之服務合約（不包括於一年內期滿或可由公司終止合約時而無須作出賠償（法定賠償除外）之合約）。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁；且據董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

7. 資產權益

於二零零八年四月十八日，CP China Investment Limited（「CP China」）作為買方及本公司作為賣方訂立一份協議，內容有關由本公司以總代價102,800,000美元出售(i)正大（中國）農牧有限公司（「正大農牧」）、統傑投資有限公司及C.T. Progressive (Investment) Ltd.之全部已發行股本及正大（中國）投資有限公司之全部股本權益，及(ii)本公司向正大農牧之總墊款之全部權益（「出售事項」）。出售事項為上市規則下一項關連交易及非常重大出售事項，已於二零零八年六月十九日獲本公司獨立股東批准，並於二零零八年八月二十二日完成。謝中民先生及謝國民先生(分別為本公司主席及執行董事長)，作為謝氏家族股東之成員，於CP China有實際權益。

就董事所知，除於上述所披露者外，於最後實際可行日期，董事或於以下第9段「專家資歷及同意書」所列專家概無於本集團任何成員公司自二零零七年十二月三十一日（本集團最近期刊發的經審核財務報表的編製日期）以來所收購或出售或租用，或擬收購或出售或租用之任何資產中擁有任何直接或間接權益。

董事概無就本集團整體之業務而言屬重大之任何合約或安排（於本通函日期仍屬有效）中擁有任何重大權益。

8. 重大合約

除下文所披露者外，概無本公司或其附屬公司於緊接本通函之日期前兩年訂立，其性質屬或可能屬重大合約(於日常業務中訂立之合約除外)：

(a) 由正大(中國)投資有限公司(「正大投資」)及成都中際投資有限公司(「成都中際」)於二零零七年十二月三日簽訂有關成立樂山正大農業科技有限公司，投資總額為人民幣28,000,000元及註冊資本為人民幣20,000,000元，由正大投資及成都中際分別按80%及20%比例持有之合營協議；

(b) 由本公司及正大生物科技有限公司於二零零七年十二月二十日簽訂有關由本公司以代價369,484美元出售江蘇正大種子有限公司60%權益予正大生物科技有限公司之股權轉讓協議；

(c) 日期為二零零八年四月十八日之出售協議，其內容已載列於本附錄「資產權益」一段內；及

(d) 修訂協議。

9. 專家資歷及同意書

以下為提供載於本通函內之信函之專家資歷：

名稱	資歷	意見或建議之性質	意見日期
滙富	一間根據證券條例可從事第六類受規管活動之持牌法團(定義見證券條例)	致獨立董事委員會及獨立股東之信函	二零零八年十一月二十日

滙富已就本通函之刊發及以其現有形式及內容載列其函件及引述其名稱發出同意書，且迄今並無撤回其同意書。

於最後實際可行日期，滙富並無於本公司或本集團任何其他成員公司之股份中擁有任何權益，且並無擁有任何可認購或提名他人認購本公司或本集團任何其他成員公司之股份之權利或購股權(不論是否可依法強制執行)。

10. 雜項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda及總辦事處及主要營業地點為香港夏慤道16號遠東金融中心21樓。

(b) 本公司於香港之股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806-7室。

(c) 本公司之合資格會計師為黃佩珊小姐，彼為香港會計師公會及英格蘭及威爾斯特許會計師公會之會員及特許公認會計師公會之資深會員。

(d) 本公司之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會員。

(e) 本通函備有中英文本，如有任何偏差，惟應以英文本為準。

11. 備查文件

下列文件之副本於截至二零零八年十二月九日，可於正常辦公時間內於本公司於香港之主要營業地點，香港夏慤道16號遠東金融中心21樓供查閱：

(a) 本公司之組織章程大綱及細則；

(b) 修訂協議；

(c) 獨立董事委員會函件，其內容已載列於本通函第8頁；

(d) 滙富函件，其內容已載列於本通函第9至13頁；

(e) 本附錄中「專家資歷及同意書」一段內滙富之書面同意書；

(f) 本公司於二零零八年五月二十七日刊發之通函；

(g) 截至二零零七年十二月三十一日止兩個年度各年之本公司年報；及

(h) 本附錄「重大合約」一段內所述之重大合約。

END